UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 16, 2020

Date of Report (Date of earliest event reported)

Roth CH Acquisition I Co.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39282	83-3584792
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

888 San Clemente Drive, Suite 400 Newport Beach, CA	92660
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 720-5700

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	ROCH	The Nasdaq Stock Market LLC
Warrants	ROCHW	The Nasdaq Stock Market LLC
Units	ROCHU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

On November 16, 2020, Roth CH Acquisition I Co., a Delaware corporation (“ROCH”), Roth CH Acquisition I Co. Parent Corp., a Delaware corporation (“ParentCo”), Roth CH Merger Sub LLC, a Delaware limited liability company (“Merger Sub LLC”), Roth CH Merger Sub Corp., a Delaware corporation (“Merger Sub Corp”) and PureCycle Technologies LLC, a Delaware limited liability company (“PCT”), entered into an agreement and plan of merger (the “Merger Agreement”) pursuant to which ROCH will acquire PCT for consideration of a combination of shares in ParentCo and assumption of indebtedness (as further explained below). The terms of the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions and other terms relating to the mergers and the other transactions contemplated thereby, are summarized below. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

The Merger Agreement

Structure of the Transaction

The acquisition is structured as a “double dummy” transaction, resulting in the following:

(a)	Each of ParentCo, Merger Sub Corp and Merger Sub LLC are newly formed entities that were formed for the sole purpose of entering into and consummating the transactions set forth in the Merger Agreement. ParentCo is a wholly-owned direct subsidiary of ROCH and both Merger Sub LLC and Merger Sub Corp are wholly-owned direct subsidiaries of ParentCo.

(b)

Upon Closing: (i) Merger Sub Corp will merge with and into ROCH (the “RH Merger”), with ROCH surviving the RH Merger as a wholly owned subsidiary of ParentCo (the “ROCH Surviving Company”); (ii) simultaneously with the RH Merger, Merger Sub LLC will merge with and into PCT (the “PCT Merger”), with PCT surviving the PCT Merger as a wholly-owned subsidiary of ParentCo (the “PCT Surviving Company”); and (iii) following the PCT Merger, ParentCo will contribute to the PCT Surviving Company the proceeds of the PIPE Placement (as defined below), other than the par value of the ROCH Common Stock, which will have been disbursed to ROCH, within two days following the Closing. ROCH Surviving Company will acquire, and ParentCo will contribute to ROCH Surviving Company (the “ParentCo Contribution”) all units of the PCT Surviving Company directly held by ParentCo after the PCT Merger, such that, following the ParentCo Contribution, the PCT Surviving Company will be a wholly-owned subsidiary of the ROCH Surviving Company (together with the RH Merger, the PCT Merger and the other transactions related thereto, the “Proposed Transactions”).

(c)	Prior to or contemporaneously with the execution of the Merger Agreement, several investors entered into certain subscription or unit purchase agreements (collectively, the “Subscription Agreements”), pursuant to which such investors purchased (in the case of membership units of PCT) and agreed to purchase (in the case of ROCH Common Stock) (i) membership units of PCT at an effective price per ParentCo Common Share (as defined below) of approximately $8.35 per share for an aggregate cash amount of approximately $60 million, and (ii) at Closing, ROCH Common Stock at a purchase price of $10.00 per share, for an aggregate cash amount of $250 million, in each case to be exchanged for shares of ParentCo common stock, par value $0.001 per share (“ParentCo Common Shares”) in the Proposed Transactions.

(d)	In addition, contemporaneously with the execution of the Merger Agreement, (i) certain holders of PCT’s membership units (“PCT Securityholders”) representing at least 70% of PCT’s outstanding membership interests entered into a Company Support Agreement (the “Company Support Agreement”), pursuant to which such PCT Securityholders agreed, among other things, to approve the Merger Agreement and the Proposed Transactions, and (ii) certain holders of ROCH’s common stock, par value $0.0001 per share (“ROCH Common Stock”), entered into a Founder Support Agreement (the “Founder Support Agreement”), pursuant to which, among other things, such holders of ROCH Common Stock agreed to approve the Merger Agreement and the Proposed Transactions.

At the Closing of the transactions contemplated by the Merger Agreement, certain PCT Securityholders representing at least 70% of PCT’s outstanding membership interests and certain holders of ROCH Common Stock will also enter into an Investor Rights Agreement (the “Investor Rights Agreement”), which is a closing condition of the parties to consummate the Proposed Transactions. Pursuant to the Investor Rights Agreement, such PCT Securityholders have agreed to vote in favor of two board designees nominated by a majority of such holders of ROCH Common Stock for a period of two years following the Closing Date (the “IRA Designees”), provided that in the event a majority of the holders of the Pre-PIPE Shares (as defined below) choose to select one of the IRA Designees, the majority of such holders of ROCH Common Stock will select one of the IRA Designees and such holders of the Pre-PIPE Shares will select the other. The holders of the Pre-PIPE Shares may continue to select an IRA Designee until they no longer hold 10% or more of the outstanding ParentCo Common Shares. Such PCT Securityholders have also agreed, subject to certain exceptions, not to transfer ParentCo Common Shares received as PCT Merger Consideration (as defined below) except as follows:

•

From and after the six-month anniversary of the Closing Date, each Founder (as defined in the Merger Agreement) may sell up to 20% of such Founder’s ParentCo Common Shares and each PCT Securityholder that is not a Founder may sell up to 33.34% of such PCT Securityholder’s ParentCo Common Shares.

•

From and after the one-year anniversary of the Closing Date, each Founder may sell up to an additional 30% of such Founder’s ParentCo Common Shares and each PCT Securityholder that is not a Founder may sell up to an additional 33.33% of such PCT Securityholder’s ParentCo Common Shares.

•	From and after the Ironton, Ohio plant becoming operational, as certified by an independent engineering firm, each Founder may sell up to an additional 50% of such Founder’s ParentCo Common Shares and each PCT Securityholder that is not a Founder may sell up to an additional 33.33% of such PCT Securityholder’s shares of ParentCo Common Shares.

Consideration

The aggregate consideration payable to the PCT Securityholders for the Proposed Transactions (the “PCT Merger Consideration“) consists of ParentCo Common Shares issued on the Closing Date (the “Share Consideration”), up to 4,000,000 additional ParentCo Common Shares upon the achievement of certain targets (the “Earnout Shares“) and the assumption of all indebtedness related to (a) the Limited Offering Memorandum, dated September 23, 2020 (in connection with the bond offering by Southern Ohio Port Authority to PureCycle: Ohio LLC) and (b) the convertible senior notes and certain other indebtedness used to fund the construction of an industrial process facility in Ironton, Ohio (collectively, the “Construction Indebtedness”) of PCT as of the Closing Date (the “Assumed Indebtedness”).

(a)	Closing Share Consideration

The Share Consideration for PCT Securityholders is the number of shares of ParentCo Common Shares equal to the quotient of: (i) $835,000,000 divided by (ii) $10.00, subject to adjustment as set forth in Section 2.3 of the Merger Agreement.

ROCH Common Stock, warrants and units issued and outstanding immediately prior to the consummation of the Proposed Transactions will be exchanged for ParentCo securities on a one-for-one basis.

(b)	Contingency Consideration

As a part of the overall PCT Merger Consideration, the PCT Securityholders may be issued up to 4,000,000 additional Earnout Shares. Each of Target Price Earnout Shares (the “Target Price Shares”) and Ironton plant Earnout Shares (the “Ironton Shares”), consist of 2,000,000 ParentCo Common Shares. The PCT Securityholders will be entitled to the Target Price Shares if, starting six months after the Closing Date and prior to or as of the third anniversary of the Closing Date, the closing price of the ParentCo Common Shares is greater than or equal to $18.00 over any 20 trading days within any 30-trading day period. The PCT Securityholders will be entitled to the Ironton Shares upon the Ironton, Ohio plant becoming operational, as certified by an independent engineering firm in accordance with criteria established in connection with the incurrence of the Construction Indebtedness.

Upon the first Change in Control to occur during the Earnout Period (as defined in the Merger Agreement), if the price per share paid or payable to the stockholders of ParentCo in connection with such Change in Control is equal to or greater than $18.00, ParentCo will issue the Target Price Shares. Upon the first Change in Control (substituting “80%” for “50%" in the definition thereof) to occur during the Earnout Period (as defined in the Merger Agreement), if the price per share paid or payable to the stockholders of ParentCo in connection with such Change in Control is equal to or greater than $10.00 per share, ParentCo will issue the Ironton Shares.

Proxy Statement/Prospectus and Stockholder Meeting

As promptly as practicable after the date of the Merger Agreement, (i) ROCH will prepare and file with the Securities and Exchange Commission (the “SEC”) the proxy statement/prospectus (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) to be sent to the stockholders of ROCH soliciting proxies from such stockholders to obtain the Acquiror Stockholder Approval (as defined in the Merger Agreement) at the meeting of ROCH’s stockholders and (ii) ParentCo and ROCH will prepare and file with the SEC a registration statement on Form S-4 or such other applicable form (the “Form S-4”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the ParentCo securities issuable in connection with the Proposed Transactions.

Closing

The Closing will be on a date to be specified by ROCH and PCT, but in no event later than two Business Days following the satisfaction or waiver of all of the closing conditions. It is expected that the Closing will occur in the first quarter of 2021.

Representations, Warranties and Covenants

The Merger Agreement contains customary representations, warranties and covenants of (a) PCT and (b) ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC relating to, among other things, their ability and authority to enter into the Merger Agreement and their capitalization.

Conditions to Closing

General Conditions

The obligation of the parties to consummate the Proposed Transactions is conditioned on, among other things, the satisfaction or waiver (where permissible) by ROCH and PCT of the following conditions, (a) the stockholders of ROCH have approved and adopted the ROCH Stockholder Approval; (b) absence of a Closing Legal Impediment (as defined in the Merger Agreement); (c) the waiting period for the HSR Filing has expired or been terminated; (d) after giving effect to all redemptions of ROCH Public Shares pursuant to the Offer, the net tangible assets held by ROCH in the aggregate shall be equal to at least $5,000,001; (e) the ParentCo Common Shares shall have been approved for listing on the Nasdaq Capital Market; (f) the Form S-4 has been effective and no stop order suspending the effectiveness of the Form S-4 is in effect and no proceedings for that purpose is pending before or threatened by the SEC; and (g) the PIPE Placement has been consummated pursuant to the applicable Subscription Agreements.

ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC Conditions to Closing

The obligations of ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC to consummate the Proposed Transactions are subject to the satisfaction or waiver by ROCH (where permissible) of, among others, the following additional conditions:

●	The (i) Fundamental Representations are true and correct in all material respects at and as of the Closing Date as though such Fundamental Representations were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent of changes or developments contemplated by the terms of the Merger Agreement and (ii) representations and warranties set forth in Article III (other than the Fundamental Representations), without giving effect to materiality, Material Adverse Effect or similar qualifications, are true and correct in all respects at and as of the Closing Date as though such representations and warranties were made at and as of the Closing Date (other than in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which will be so true and correct only as of such specified date), except to the extent (A) of changes or developments contemplated by the terms of the Merger Agreement and (B) the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the “PCT Representation Condition”).
●	PCT shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the consummation of the PCT Merger (the “PCT Covenant Condition”).
●	There has been no event that is continuing that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (the “PCT MAE Condition”).
●	PCT shall have delivered to ROCH a certificate, dated the Closing Date, signed by the chief executive officer or the chief financial officer of PCT, certifying as to the satisfaction of the PCT Representation Condition, the PCT Covenant Condition and the PCT MAE Condition (as it relates to PCT).
●	PCT shall have delivered a certificate, signed by an officer of PCT, certifying that true, complete and correct copies of the Organizational Documents of PCT and each of its Subsidiaries, as in effect on the Closing Date, are attached to such certificate.
●

PCT shall have delivered to ROCH a certificate, dated the Closing Date, signed by the Secretary of PCT certifying as to the resolutions of PCT’s Board of Directors and the requisite PCT Securityholders authorizing and approving the Proposed Transactions.

●	PCT shall have delivered, or cause to be delivered, to ROCH and ParentCo counterpart signatures of at least 70% of the PCT Securityholders to execute the Investor Rights Agreement.

PCT Conditions to Closing

The obligations of PCT to consummate the Proposed Transactions are subject to the satisfaction or waiver (where permissible) by PCT, among others, of the following additional conditions:

●	The representations and warranties of the Acquiror Parties set forth in the Merger Agreement are true and correct in all material respects, as of its date and as of the Closing Date, except (i) to the extent of changes or developments contemplated by the terms of the Merger Agreement and (ii) for such representations and warranties that speak as of a specific date or time (which need be true and correct only as of such date or time) (the “ROCH Representation Condition”).
●	Each of ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC, respectively, shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the consummation of the PCT Merger (the “ROCH Covenant Condition”).

●	There has been no event that is continuing that would individually, or in the aggregate, reasonably be expected to have an Acquiror Material Adverse Effect (the “ROCH MAE Condition”).
●	ROCH shall have delivered to PCT a certificate, dated the Closing Date, signed by an authorized officer of ROCH, certifying as to the satisfaction of the ROCH Representation Condition, the ROCH Covenant Condition and the ROCH MAE Condition.
●	ROCH shall have delivered to PCT, dated the Closing Date, signed by the Secretary of ROCH certifying as to the resolutions of ParentCo’s, ROCH’s, Merger Sub Corp’s and Merger Sub LLC’s respective board of directors unanimously authorizing and approving the Proposed Transactions and respective stockholders or members, as applicable, authorizing and approving the Proposed Transactions.
●	The individuals set forth on an exhibit to the Merger Agreement shall have been appointed to the board of directors of ParentCo effective as of the Closing.
●	ROCH and ParentCo shall have delivered to PCT a counterpart signature of the Investor Rights Agreement executed by ParentCo.
●	The Available Cash shall be equal to or greater than $250,000,000.
●	ParentCo shall have delivered a joinder to the Note Purchase Agreement, dated as of October 6, 2020, by and between PCT and the entities listed on Schedule A thereto.
●	Except for shares of ROCH Common Stock issued pursuant to the Subscription Agreements, from the date of the Merger Agreement through the Closing, no shares of ROCH Common Stock shall have been issued to any Person in an amount or on terms other than those approved with the prior written consent of PCT.

Termination

The Merger Agreement may be terminated at any time by PCT or ROCH, respectively, as follows:

(a)

By ROCH or PCT, if (i) ROCH and PCT provide mutual written consent; (ii) the RH Merger does not occur on or before May 31, 2021 (the “Outside Date”) (provided, however, that the right to terminate the Merger Agreement under the clause described in this section (ii) will not be available to a party if the inability to satisfy such conditions was due to the failure of such party to perform any of its obligations under the Merger Agreement; (iii) if any Closing Legal Impediment (as defined in the Merger Agreement) is in effect and has become final and nonappealable; or (iv) if the ROCH Stockholder Approval is not adopted and approved.

(b)

By PCT if (i) the covenants provided in Section 7.3 and Section 7.4 of the Merger Agreement are not fulfilled as provided therein or (ii) ROCH’s board of directors or any committee thereof has withdrawn or modified, or publicly proposed or resolved to withdraw or modify in a manner adverse to PCT, the recommendation of ROCH’s board of directors that the ROCH stockholders vote in favor of the Voting Matters.

(c)	By PCT upon written notice to ROCH, in the event of a breach of any representation, warranty, covenant or agreement on the part of the Acquiror Parties, such that the conditions specified in Section 8.3 of the Merger Agreement would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by the Acquiror Parties within 30 days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that PCT will not have the right to terminate if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.
(d)	By ROCH upon written notice to PCT, in the event of a breach of any representation, warranty, covenant or agreement on the part of PCT, such that the conditions specified in Section 8.2 of the Merger Agreement would not be satisfied at the Closing, and which, (i) with respect to any such breach that is capable of being cured, is not cured by PCT within 30 days after receipt of written notice thereof, or (ii) is incapable of being cured prior to the Outside Date; provided, that ROCH will not have the right to terminate the Merger Agreement if it is then in breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or if PCT has filed (and is then pursuing) an action seeking specific performance.

A copy of the Merger Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement filed with this Current Report on Form 8-K. The Merger Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about ROCH, PCT or the other parties thereto. In particular, the assertions embodied in representations and warranties by PCT, ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC contained in the Merger Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about PCT, ParentCo, ROCH, Merger Sub Corp and Merger Sub LLC.

Founder Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain holders of the ROCH Common Stock entered into the Founder Support Agreement, pursuant to which such holders agreed to approve the Merger Agreement and the Proposed Transactions.

The foregoing description of the Founder Support Agreement is qualified in its entirety by reference to the full text of Founder Support Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Company Support Agreement

Contemporaneously with the execution of the Merger Agreement, certain PCT Securityholders entered into the Company Support Agreement, pursuant to which such PCT Securityholders agreed to approve the Merger Agreement and the Proposed Transactions.

The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of Company Support Agreement, a copy of which is included as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

Subscription Agreements and PIPE Registration Rights Agreements

In connection with the Proposed Transactions, accredited investors (each a “Subscriber”) (i) have purchased prior to the date of the Merger Agreement membership units of PCT at an effective price per ParentCo Common Share of approximately $8.35 per share for an aggregate cash amount of approximately $60 million (the “Pre-PIPE Shares”) in a private placement (the “Pre-PIPE Placement”) and (ii) have committed to purchase, on a transitory basis simultaneously with the consummation of the Proposed Transactions, shares of ROCH Common Stock at a purchase price of $10.00 per share for an aggregate cash amount of $250 million (the “PIPE Shares”) in a private placement (the “PIPE Placement”), all of which will be exchanged for ParentCo Common Shares in connection with the Closing. Certain offering related expenses are payable by ROCH and PCT, including customary fees payable to the placement agents: Craig-Hallum, Oppenheimer & Co. and Roth Capital Partners, LLC. Such commitments have been made by way of the Subscription Agreements, by and among each Subscriber and PCT or ROCH, as the case may be. The purpose of the sale of the Pre-PIPE Shares and the PIPE Shares is to raise additional capital for use in connection with the PCT business and the Proposed Transactions and, in the case of the PIPE Shares, to meet the minimum cash requirements provided in the Merger Agreement. The Subscription Agreements for the PIPE Placement were entered into contemporaneously with the execution of the Merger Agreement and that the proceeds to be deposited into escrow by the Subscribers will be released to ParentCo (other than the par value of the PIPE Shares, which will be released to ROCH) in connection with the issuance of ParentCo Common Shares as part of the RH Merger concurrent with the closing of the Proposed Transactions.

The PIPE Shares are identical to the shares of ROCH Common Stock that will be held by ROCH’s public stockholders at the time of the Closing, other than the PIPE Shares, when initially issued by ROCH in connection with the PIPE Closing, may not be registered with the SEC.

The closing of the sale of PIPE Shares (the “PIPE Closing”) will be contingent upon the substantially concurrent consummation of the Proposed Transactions. The PIPE Closing will occur on the date of and simultaneously with the consummation of the RH Merger. The PIPE Closing will be subject to customary conditions, including:

●	ParentCo’s initial listing application with the Nasdaq Capital Market in connection with the Proposed Transactions shall have been approved and, immediately following the Closing, ParentCo shall satisfy any applicable initial and continuing listing requirements of the Nasdaq Capital Market and ParentCo shall not have received any notice of non-compliance therewith, and the ParentCo Common Shares shall have been approved for listing on the Nasdaq Capital Market;
●	all representations and warranties of ROCH and the Subscriber contained in the relevant Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined in the Subscription Agreements)), which representations and warranties shall be true in all respects) at, and as of, the PIPE Closing; and
●

as of the Closing Date, there has been no material adverse change in the business, properties, financial condition, stockholders’ equity or results of operations of ROCH and its subsidiaries taken as a whole since the date of the Subscription Agreement (other than the election by holders of the ROCH Class A Common Stock to exercise redemption rights in connection with the special meeting of ROCH’s stockholders to approve the Proposed Transactions).

●	all conditions precedent to the Closing of the Proposed Transactions, including the approval by ROCH’s stockholders, shall have been satisfied or waived.

Each applicable Subscription Agreement will terminate upon the earlier to occur of (w) such date and time as the Merger Agreement is terminated in accordance with its terms, (x) upon the mutual written agreement of each of the parties to such Subscription Agreement, (y) any of the conditions to the PIPE Closing are not satisfied or waived on or prior to the PIPE Closing and, as a result thereof, the transactions contemplated by such Subscription Agreement are not consummated at the PIPE Closing or (z) May 31, 2021.

Pursuant to the Subscription Agreements and PIPE Registration Rights Agreement, ROCH agreed to file (at ROCH’s sole cost and expense) a registration statement registering the resale of the ParentCo Common Shares issuable in respect of the Pre-PIPE Shares and the PIPE Shares (the “PIPE Resale Registration Statement”) with the Securities and Exchange Commission (the “SEC”) no later than the 10th calendar day following the date the ROCH first files the Proxy Statement/Prospectus with the SEC, unless such shares will be the subject of registration under the Proxy Statement/Prospectus in the Form S-4. ROCH will use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective at the same time that ROCH has cleared comments with the SEC on the Proxy Statement/Prospectus, but no later than the 60th calendar day following the Closing Date (or, in the event the SEC notifies ROCH that it will “review” the PIPE Resale Registration Statement, the 90th calendar day following the date thereof) (the “Effectiveness Date”).

Under certain circumstances, additional payments by ROCH or ParentCo (as applicable) may be assessed with respect to the Pre-Pipe Shares and PIPE Shares in the event that (i) the PIPE Resale Registration Statement has not been filed with the SEC by the closing date; (ii) the PIPE Resale Registration Statement has not been declared effective by the SEC by the Effectiveness Date; (iii) the PIPE Resale Registration Statement is declared effective by the SEC but thereafter ceases to be effective or is suspended for more than fifteen (15) consecutive calendar days or more than an aggregate of twenty (20) calendar days (which need not be consecutive calendar days) during any 12-month period; or (iv) ROCH or ParentCo (as applicable) fails for any reason to satisfy the current public information requirement under Rule 144(c) under the Securities Act of 1933, as amended (the “Securities Act”) and the Pre-Pipe Shares and PIPE Shares are not then registered for resale under the Securities Act during the period commencing from the twelve (12) month anniversary of the closing and ending at such time that all of the Pre-Pipe Shares and PIPE Shares may be sold without the requirement for ROCH or ParentCo (as applicable) to be in compliance with Rule 144(c)(1) under the Securities Act and otherwise without restriction or limitation pursuant to Rule 144 under the Securities Act. The additional payments by ROCH or ParentCo (as applicable) will accrue on the applicable Pre-Pipe Shares and PIPE Shares at a rate of 1.0% of the aggregate purchase price paid for such shares per month, subject to certain terms and limitations (including a cap of 6.0% of the aggregate purchase price paid for such shares pursuant to the Subscription Agreements).

The foregoing descriptions of the Subscription Agreements (in the case of the PIPE Shares) and the PIPE Registration Rights Agreement are qualified in their entirety by reference to the full text of the Form of the Subscription Agreement and the Form of PIPE Registration Rights Agreement, copies of which are included as Exhibits 10.3 and 10.4, respectively, to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K under the heading “Subscription Agreements and PIPE Registration Rights Agreements” is incorporated by reference herein. The PIPE Shares that may be issued in connection with the applicable Subscription Agreements will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On November 16, 2020, ROCH and PCT issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release, which includes a link to a presentation containing additional information regarding the Proposed Transactions, is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act, or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by ROCH in presentations for certain of ROCH’s securityholders and other persons. Such exhibits and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Proposed Transactions, ParentCo intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement for the stockholders of ROCH that also constitutes a prospectus of ParentCo. ROCH urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ROCH, ParentCo, PCT and the Proposed Transactions. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of ROCH as of a record date to be established for voting on the Proposed Transactions. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge by directing a request to: Roth CH Acquisition I Co., 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ROCH, ParentCo, PCT and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions under the rules of the SEC. Information about the directors and executive officers of ROCH is set forth in ROCH’s Prospectus relating to its initial public offering (the “IPO Prospectus”), which was filed with the SEC on May 6, 2020. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the Proposed Transactions will be set forth in the proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ROCH, ParentCo or PCT, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a definitive prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This Current Report on Form 8-K and the attachments hereto contain forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995, including statements about the parties’ ability to close the Proposed Transactions, the anticipated benefits of the Proposed Transactions, and the financial condition, results of operations, earnings outlook and prospects of ROCH and/or PCT and may include statements for the period following the consummation of the Proposed Transactions. In addition, any statements that refer to projections (including EBITDA, EBITDA margin and revenue projections), forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of ROCH and PCT as applicable and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to those discussed and identified in public filings made with the SEC by ROCH and the following:

•	PCT's ability to meet, and to continue to meet, applicable regulatory requirements for the use of PCT’s UPRP in food grade applications;
•	PCT's ability to comply on an ongoing basis with the numerous regulatory requirements applicable to the UPRP and PCT’s facilities;
•	expectations regarding PCT’s strategies and future financial performance, including its future business plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and PCT’s ability to invest in growth initiatives and pursue acquisition opportunities;
•	PCT’s ability to scale and build Plant 1 in a timely and cost-effective manner;
•	the implementation, market acceptance and success of PCT’s business model and growth strategy;
•	the success or profitability of PCT’s offtake arrangements;
•	PCT’s future capital requirements and sources and uses of cash;
•	PCT’s ability to obtain funding for its operations and future growth;
•	developments and projections relating to PCT’s competitors and industry;
•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;
•	the outcome of any legal proceedings that may be instituted against ROCH or PCT following announcement of the Merger Agreement and the transactions contemplated therein;
•	the inability to complete the Proposed Transactions due to, among other things, the failure to obtain ROCH stockholder approval or ROCH’s inability to obtain the financing necessary to consummate the Proposed Transactions;
•	the risk that the announcement and consummation of the Proposed Transactions disrupts PCT’s current plans;
•	the ability to recognize the anticipated benefits of the Proposed Transactions;
•	unexpected costs related to the Proposed Transactions;

•	the amount of any redemptions by existing holders of ROCH Common Stock being greater than expected;
•	limited liquidity and trading of ROCH’s securities;
•	geopolitical risk and changes in applicable laws or regulations;
•	the possibility that ROCH and/or PCT may be adversely affected by other economic, business, and/or competitive factors;
•	operational risk;
•	risk that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic may have an adverse effect on our business operations, as well as our financial condition and results of operations; and
•	the risks that the consummation of the Proposed Transactions is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of ROCH and PCT prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Proposed Transactions or other matters addressed in this Current Report on Form 8-K and attributable to ROCH, PCT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this Current Report on Form 8-K. Except to the extent required by applicable law or regulation, ROCH and PCT undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of Current Report on Form 8-K to reflect the occurrence of unanticipated events.

Non-GAAP Financial Measure and Related Information

This Current Report on Form 8-K references EBITDA and EBITDA margin, which are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). These non-GAAP financial measures do not have a standardized meaning, and the definition of EBITDA used by PCT may be different from other, similarly named non-GAAP measures used by others. In addition, such financial information is unaudited and does not conform to SEC Regulation S-X and as a result such information may be presented differently in future filings by PCT with the SEC.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of November 16, 2020, by and among Roth CH Acquisition I Co., Roth CH Acquisition I Co. Parent Corp., Roth CH Merger Sub Corp., Roth CH Merger Sub, LLC and PureCycle Technologies, LLC
10.1	Founder Support Agreement, dated as of November 16, 2020, by and among Roth CH Acquisition I Co., PureCycle Technologies, LLC and founding stockholders of Roth CH Acquisition I Co.
10.2	Company Support Agreement, dated as of November 16, 2020, by and among PureCycle Technologies, LLC, Roth CH Acquisition I Co. and founding members of PureCycle Technologies, LLC
10.3	Form of Subscription Agreement for the PIPE Placement
10.4	Form of PIPE Registration Rights Agreement
99.1	Press Release, dated November 16, 2020
99.2	Investor Presentation dated November 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 16, 2020

ROTH CH ACQUISITION I CO.

By:	/s/ Byron Roth
Name:	Byron Roth
Title:	Chief Executive Officer